

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

<u>Via E-mail</u>
Sudhir Agrawal, D. Phil.
Chairman of the Board of Directors, President and Chief Executive Officer
Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, Massachusetts 02139

      Re: Idera Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed May 28, 2013
              File No. 001-31918

Dear Dr. Agrawal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Daniel Greenspan for

                             Jeffrey P. Riedler
                             Assistant Director

cc: Stuart M. Falber, Esq.
        WilmerHale
        60 State Street
        Boston, Massachusetts 02109